Exhibit 99.20

UNITED UTILITIES PLC

27 JUNE 2006

We received a notification on 27 June 2006 that as at 21 June 2006 Morgan Stanley Securities Limited no longer had a notifiable interest in shares in United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.